Exhibit (a)(5)(x)

CORPORATE RELEASE NOVEMBER 13, 2024

Financial report for the period January 1 to September 30, 2024

Accelerated growth for strategic brands (+21% CER) drives revenue up 13% CER in the first nine months of 2024

Key highlights
Lundbeck’s total revenue grew by +13% CER1 (+10% DKK) to DKK 16,463 million in the first nine months of 2024, with all regions contributing to growth

•	United States: DKK 8,342 million (+14% CER; +14% DKK)
•	Europe: DKK 3,815 million (+12% CER; +10% DKK)
•	International Operations: DKK 4,062 million (+9% CER; +3% DKK)

The revenue of Lundbeck’s strategic brands increased by +21% CER (+20% DKK), reaching DKK 12,116 million, representing 74% of total revenue and with all four products showing double-digit growth rates both CER and reported

•	Rexulti®: DKK 3,806 million (+16% CER; +15% DKK)
•	Brintellix®/Trintellix®: DKK 3,576 million (+14% CER; +12% DKK)
•	Abilify LAI franchise[2]: DKK 2,618 million (+10% CER; +10% DKK)
•	Vyepti®: DKK 2,116 million (+76% CER; +76% DKK)

Adjusted EBITDA3 increased to DKK 5,196 million (+12% CER; +7% DKK) reflecting the strong revenue growth across all strategic brands. Adjusted EBITDA margin (DKK) reached 31.6% equivalent to a decrease of 0.9 percentage points due to higher raw material and manufacturing costs and increased R&D investments in the maturing pipeline. Furthermore, unfavorable net currency and hedging effects of DKK 185 million, negatively impacting the adjusted EBITDA margin by 0.6 percentage points. EBITDA increased to DKK 4,495 million (+6% CER; +1% DKK), impacted by an impairment loss from a negative read-out of one of the MAGLi projects affecting R&D costs, while the first nine months of 2023 included a provision for Vyepti obsolescence.

Lundbeck has raised the lower end of its full year guidance range, and the revenue growth is now expected to be 12% to 14% at CER, previously 11% to 14% at CER, when compared to revenue of the prior year excluding the effect from hedging. The Adjusted EBITDA growth is now expected to be 17% to 20% at CER, previously 15% to 20% at CER, when compared to adjusted EBITDA of the prior year excluding effects from hedging.

Lundbeck’s President and CEO, Charl van Zyl said:
“I am pleased with our strong performance throughout the first nine months of 2024, which during the third quarter was further bolstered by accelerating growth of our strategic brands including Vyepti® and Rexulti®. The expected acquisition of Longboard Pharmaceuticals and its lead asset bexicaserin will complement the promising developments in our internal pipeline, enabling us to take decisive steps towards the establishment of the neuro-rare franchise that will be a cornerstone in the realization of our Focused Innovator strategy.”

Key figures

DKK million	9M 2024	9M 2023	Change (CER)[1]	Change (DKK)	Q3 2024	Q3 2023	Change (CER)[1]	Change (DKK)
Revenue	16,463	14,934	13%	10%	5,722	4,952	18%	16%
EBITDA	4,495	4,463	6%	1%	1,278	1,385	(2%)	(8%)
Adjusted EBITDA	5,196	4,859	12%	7%	1,831	1,521	26%	20%
EPS (DKK)	2.57	2.17		18%	0.78	0.68		15%
Adjusted EPS (DKK)	3.94	3.65		8%	1.30	1.17		11%

1 Change at CER (Constant Exchange Rates) does not include effects from hedging.
2 Abilify long-acting injectable (LAI) franchise comprises following products: Abilify Maintena®, Abilify Maintena® 960 mg and Abilify Asimtufii®
3 EBITDA refers to Earnings Before Interest, Taxes, Depreciation and Amortization, including impairment losses. Adjusted EBITDA is defined as EBITDA adjusted by certain items, for details see section 4 Notes, note 4 Adjusted EBITDA.

Corporate Release No 763/2024	Ottiliavej 9	Phone: +45 3630 1311	Page 1
	2500 Valby	www.lundbeck.com
	Copenhagen	CVR-no.: 56759913

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
Recent events
On October 31, 2024, Lundbeck announced that Vyepti® (eptinezumab) met the primary and all key secondary endpoints in SUNRISE, a phase III pivotal clinical trial predominantly conducted in Asia evaluating the efficacy and safety in patients with chronic migraine. Based on the trial results Lundbeck plans to initiate discussions with relevant regulatory authorities with the aim of making Vyepti available for people suffering from migraine across Asia.

On October 23, 2024, Lundbeck hosted a Capital Markets Event (CME) in Valby, Denmark where Lundbeck provided a broad progress update on its Focused Innovator strategy.

On October 14, 2024, Lundbeck and Longboard Pharmaceuticals, Inc. (Longboard) announced an agreement for Lundbeck to acquire 100% of the company, a publicly owned U.S. company based in La Jolla, California, listed on Nasdaq. Under the terms of the agreement, Lundbeck will commence a tender offer for all outstanding shares of Longboard common stock for USD 60.00 per share, to be paid in cash. The total consideration is valued at USD 2.5 billion (approximately DKK 17 billion), on a fully diluted basis, excluding the company’s cash holdings. The transaction is expected to close in December 2024, subject to the tender of at least a majority of the total number of Longboard outstanding voting shares, receipt of required regulatory clearances, and other customary conditions.

On October 3, 2024, Lundbeck announced taking one further step in developing treatments for indications in the neuroimmunology and neuroinflammatory space with the initiation of the first clinical trial of its CD40L blocker, Lu AG22515, in patients. Lundbeck’s proof-of-concept trial will evaluate the efficacy, safety, and tolerability of Lu AG22515 as a potential treatment for Thyroid Eye Disease, an autoimmune disease causing a debilitating, disfiguring, and potentially blinding periocular condition.

On September 27, 2024, Lundbeck announced data from the TALISMAN natural history study, as well as additional data from the AMULET trial of amlenetug (Lu AF82422) in Multiple System Atrophy (MSA) at the International Congress of Parkinson’s Disease and Movement disorders (MDS congress) in Philadelphia, USA.

On September 26, 2024, Lundbeck and Iambic Therapeutics, a clinical-stage biotechnology company developing novel therapeutics using its unique AI-driven discovery platform, announced that the companies have entered a strategic research collaboration to focus on discovery of a small molecule therapeutic for the treatment of migraine.

Conference call
Today at 13.00 CET, Lundbeck will be hosting a conference call for the financial community. You can find dial-ins and a link for webcast online at www.lundbeck.com under the Investor section.

Corporate Release No 763/2024	Page 2

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
CONTENT

1 Financial highlights	4
2 Business performance	5
2.1 Revenue by product	5
2.2 Revenue by geographical area	7
2.3 Gross profit	8
2.4 EBIT and adjusted EBITDA	9
2.5 Net profit and adjusted EPS	10
2.6 Cash flow and balance sheet	11
2.7 Summary of key developments in the third quarter of 2024	12
2.8 Outlook	13
2.9 Lundbeck’s development portfolio	16
2.10 Sustainability update	18
2.11 General corporate matters	20
3 Condensed financial statements	23
4 Notes	28
Financial calendar 2025	30

Corporate Release No 763/2024	Page 3

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
1 FINANCIAL HIGHLIGHTS

For the nine months ended September 30

DKK million	9M 2024	9M 2023	Change (CER)[1]	Change (DKK)
Revenue	16,463	14,934	13%	10%
Gross profit	13,304	11,657	17%	14%
Gross margin	80.8%	78.1%
Adjusted gross profit[2]	14,563	13,343	11%	9%
Adjusted gross margin	88.5%	89.3%
Sales and distribution costs	5,746	5,297	10%	8%
S&D ratio	34.9%	35.5%
Administrative expenses	1,080	915	19%	18%
Administrative expenses ratio	6.6%	6.1%
Research and development costs	3,385	2,481	36%	36%
R&D ratio	20.6%	16.6%
EBIT (profit from operations)	3,093	2,964	12%	4%
EBIT margin	18.8%	19.8%
EBITDA[3]	4,495	4,463	6%	1%
EBITDA margin	27.3%	29.9%
Adjusted EBITDA[4]	5,196	4,859	12%	7%
Adjusted EBITDA margin	31.6%	32.5%
Net financials, (income)/expenses	54	146	-	(63%)
Profit before tax	3,039	2,818	-	8%
Income taxes	486	662	-	(27%)
Effective tax rate (reported)	16.0%	23.5%
Net profit	2,553	2,156	-	18%
Adjusted net profit[5]	3,911	3,620	-	8%

Other key numbers
Assets	39,516	37,672	-	5%
Equity	23,836	22,305	-	7%
Cash flows from operating and investing activities (free cash flow)	4,134	2,777	-	49%
Net cash flow for the period	3,326	713	-	366%
Return on invested capital – rolling four quarters	13.1%	11.1%
Net debt/EBITDA – rolling four quarters	(0.8)	0.0	-	-
Number of shares for the calculation of EPS (millions)	991.5	992.3	-	0%
Earnings per share, basic (EPS) (DKK)	2.57	2.17	-	18%
Adjusted earnings per share, basic (DKK)	3.94	3.65	-	8%
1 Change at CER (Constant Exchange Rates) does not include effects from hedging.
2 Adjusted gross profit is the gross profit excluding depreciation and amortization and other adjustments linked to sales.
3 EBITDA refers to Earnings Before Interest, Taxes, Depreciation and Amortization, including impairment losses.
4 Adjusted EBITDA is defined as EBITDA adjusted by certain items, for details see section 4 Notes, note 4 Adjusted EBITDA.
5 Adjusted net profit is the net profit excluding depreciation and amortization and other adjustments, net of taxes.

Corporate Release No 763/2024	Page 4

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
2 BUSINESS PERFORMANCE

2.1 REVENUE BY PRODUCT

Revenue reached DKK 16,463 million representing a growth of +13% CER (+10% DKK). All regions contributed to the strong growth in strategic brands of +21% CER (+20% DKK) reaching DKK 12,116 million, equivalent to 74% of total revenue. Approximately 70% of the strategic brand growth can be attributed to the strong performance of Vyepti®, growing +66% CER (+66% DKK) and accelerated growth of Rexulti® with
+14% CER (+14% DKK) both in the U.S. based on overall demand and market share gains. Vyepti has also shown exceptional growth in Europe at +245% CER (+245% DKK) as well as in the International Operations at +173% CER (+170% DKK), together comprising 12% of the total revenue in the period from Vyepti sales. The largest markets for the strategic brands are the U.S., Canada, Spain, Italy and Australia.

DKK million	9M 2024	9M 2023	Growth (CER)	Growth (DKK)	Q3 2024	Q3 2023	Growth (CER)	Growth (DKK)
Rexulti®	3,806	3,309	16%	15%	1,425	1,174	22%	21%
Brintellix®/Trintellix®	3,576	3,207	14%	12%	1,225	1,051	19%	17%
Abilify LAI franchise	2,618	2,374	10%	10%	893	790	13%	13%
Vyepti®	2,116	1,201	76%	76%	774	444	74%	74%
Strategic brands	12,116	10,091	21%	20%	4,317	3,459	25%	25%

Cipralex®/Lexapro®	1,627	1,701	2%	(4%)	511	501	7%	2%
Other pharmaceuticals	2,476	2,905	(13%)	(15%)	772	881	(11%)	(12%)
Mature brands	4,103	4,606	(7%)	(11%)	1,283	1,382	(5%)	(7%)

Other revenue	287	193	48%	49%	130	61	113%	113%
Total revenue before hedging	16,506	14,890	13%	11%	5,730	4,902	18%	17%
Effects from hedging	(43)	44			(8)	50
Total revenue	16,463	14,934	13%	10%	5,722	4,952	18%	16%

Strategic brands
Rexulti® (brexpiprazole) revenue reached DKK 3,806 million representing a growth of +16% CER (+15% DKK). In the U.S., revenue growth was driven by robust underlying demand growth in MDD partially attributed to the continued Direct-to-consumer (DTC) campaign re-launched at the end of February 2024 and continued strong long-term care segment uptake in AADAD which now constitutes approximately 13% of sales in the U.S. In Europe and International Operations, sales growth was primarily driven by increased demand and market share gains in countries such as Canada and Brazil. The revenue distribution by region was 92%, 2% and 6% in the U.S., Europe and International Operations, respectively. The largest markets are the U.S., Brazil, Canada, Australia and Mexico. Rexulti® is approved as an adjunctive therapy for the treatment of adults with major depressive disorder (MDD) and for the treatment of adults with schizophrenia as well as agitation associated with dementia due to Alzheimer’s Disease (AADAD) in the U.S. Rexulti® is approved as an adjunctive therapy for the treatment of adults with MDD and schizophrenia in Brazil and Canada. In Canada, the product is additionally approved for the treatment of agitation associated with Alzheimer’s Dementia. Moreover, Rexulti® is approved for schizophrenia in Australia and Europe.
Brintellix®/Trintellix® (vortioxetine) revenue reached DKK 3,576 million representing a growth of +14% CER (+12% DKK), contributed by all regions, with strong performance primarily in Europe and International Operations, mainly driven by continued higher demand in markets such as Spain, Italy and Japan, while the U.S. executes on strategy by transitioning sales operation to Takeda as part of the agreement signed in July 2024. The revenue distribution by region was 32%, 36% and 32% in the U.S., Europe and International Operations, respectively. The largest markets for the product are the U.S., Spain, Canada, Italy and Brazil. Brintellix®/Trintellix® is approved for the treatment of MDD.

Corporate Release No 763/2024	Page 5

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
Abilify LAI franchise revenue reached DKK 2,618 million representing a growth of +10% CER (+10% DKK) contributed by all regions. In the U.S., sales growth was primarily driven by a combination of continued higher demand and price increase as well as the continued growth due to increasing conversions to Abilify Asimtufii® from oral aripiprazole. In Europe, sales growth was driven by higher demand with solid contribution from Spain, France, Belgium and Portugal. The continued demand uptake in Canada and Australia also contributed strongly to International Operations sales growth. The revenue distribution by region was 38%, 45% and 17% in the U.S., Europe and International Operations, respectively. The largest markets are the U.S., Spain, Canada, Australia and Italy. Abilify Maintena® (aripiprazole) is approved for the treatment of schizophrenia in Europe and for both schizophrenia and bipolar I disorder as a once-monthly injection in the U.S., Canada and Australia. In April 2023, FDA approved aripiprazole as an every-two-months injection branded as Abilify Asimtufii® which was launched in the U.S. in June 2023. In March 2024, the European Commission approved Abilify Maintena® 960 mg (aripiprazole) as a once-every-two-months long-acting injectable formulation for the maintenance treatment of schizophrenia in adult patients stabilized with aripiprazole. This applies to all European Union members as well as Iceland, Norway and Liechtenstein.

Vyepti® (eptinezumab) continued to deliver strong growth in the first nine months of 2024 and revenue reached DKK 2,116 million following an increase of +76% CER (+76% DKK) across all regions. Vyepti® sales growth was mainly driven by continued demand uptake with strong performance in the U.S., France and Canada, followed by launches across the world. In the U.S., Vyepti® had 9.4% of the prevention market by late September, which constitutes all-time high market share. The revenue distribution by region was 88%, 8% and 4% in the U.S., Europe and International Operations, respectively. Vyepti® is approved as a preventive treatment of migraine in adults and has established a global presence since its initial U.S. launch in April 2020. Vyepti® has been launched in approximately 30 markets worldwide.
Mature brands
Cipralex®/Lexapro® (escitalopram) revenue reached DKK 1,627 million representing a growth of +2% CER (-4% DKK) mainly due to demand growth in China and price increases in Turkey and Argentina due to inflation, partially offset by continued erosion in Japan and Switzerland. The revenue distribution by region was 69% and 31% in International Operations and Europe, respectively. The largest markets are China, Brazil, Italy, South Korea and Saudi Arabia. Cipralex®/Lexapro® is approved for the treatment of MDD.

Revenue from Other pharmaceuticals, which comprises the remainder of Lundbeck’s products, reached DKK 2,476 million representing a decline of -13% CER (-15% DKK), mainly due to the expected lower sales of mature products such as Northera®, Sabril®, Onfi® and Deanxit®. As of January 1, 2024, Sabril® is being reported together with Other pharmaceuticals, comparative figures for 2023 have been restated accordingly. The largest markets for Other pharmaceuticals are the U.S., China, France, South Korea and U.K.

Corporate Release No 763/2024	Page 6

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
2.2 REVENUE BY GEOGRAPHICAL AREA

DKK million	9M 2024	9M 2023	Growth (CER)	Growth (DKK)	Q3 2024	Q3 2023	Growth (CER)	Growth (DKK)
United States
Rexulti®	3,512	3,074	14%	14%	1,323	1,094	20%	21%
Vyepti®	1,858	1,119	66%	66%	678	415	62%	63%
Trintellix®	1,134	1,057	8%	7%	407	362	12%	12%
Abilify LAI franchise	992	866	15%	15%	351	286	22%	23%
Strategic brands	7,496	6,116	23%	23%	2,759	2,157	27%	28%
Mature brands	846	1,201	(29%)	(30%)	276	373	(27%)	(26%)
Revenue – United States	8,342	7,317	14%	14%	3,035	2,530	19%	20%

Europe
Brintellix®	1,282	1,106	17%	16%	435	361	21%	20%
Abilify LAI franchise	1,171	1,072	9%	9%	391	357	9%	10%
Vyepti®	169	49	245%	245%	66	22	200%	200%
Rexulti®	57	42	38%	36%	22	14	57%	57%
Strategic brands	2,679	2,269	19%	18%	914	754	21%	21%
Mature brands	1,136	1,185	0%	(4%)	384	367	7%	5%
Revenue – Europe	3,815	3,454	12%	10%	1,298	1,121	16%	16%

International Operations
Brintellix®/Trintellix®	1,160	1,044	17%	11%	383	328	24%	17%
Abilify LAI franchise	455	436	5%	4%	151	147	3%	3%
Rexulti®	237	193	34%	23%	80	66	38%	21%
Vyepti®	89	33	173%	170%	30	7	343%	329%
Strategic brands	1,941	1,706	19%	14%	644	548	24%	18%
Mature brands	2,121	2,220	1%	(4%)	623	642	1%	(3%)
Revenue – International Operations	4,062	3,926	9%	3%	1,267	1,190	12%	6%

Other revenue	287	193	48%	49%	130	61	113%	113%
Total revenue before hedging	16,506	14,890	13%	11%	5,730	4,902	18%	17%
Effects from hedging	(43)	44			(8)	50
Total revenue	16,463	14,934	13%	10%	5,722	4,952	18%	16%

Lundbeck’s largest markets are the U.S., China, Canada, Spain and Italy constituting 69% of the total revenue.

United States revenue reached DKK 8,342 million representing a growth of +14% CER (+14% DKK). The strategic brands reached DKK 7,496 million increasing +23% CER (+23% DKK), representing 90% of the revenue. The revenue growth is mainly driven by the increasing market share as well as the continued demand uptake of Rexulti® following the AADAD approval and the strong performance of Vyepti®, offset by erosion of mature brands such as Northera®, Onfi® and Sabril®.
Europe revenue reached DKK 3,815 million representing a growth of +12% CER (+10% DKK). The strategic brands reached DKK 2,679 million increasing +19% CER (+18% DKK), representing 70% of revenue. The revenue growth is mainly driven by higher demand for Brintellix® and Abilify Maintena® as well as continued strong performance of Vyepti® across the region mainly in France and Spain. Mature brands have been impacted by ongoing erosion of certain brands such as Cipralex® in Switzerland, Cipramil® and Cisordinol®. The largest markets in Europe are Spain, Italy, France, Switzerland and U.K.

Corporate Release No 763/2024	Page 7

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
International Operations comprises all Lundbeck’s markets outside the U.S. and Europe. Revenue reached DKK 4,062 million representing a growth of +9% CER (+3% DKK). The strategic brands reached DKK 1,941 million increasing by +19% CER (+14% DKK), representing 48% of revenue. The revenue growth is mainly driven by higher demand across all four brands with solid contribution from the biggest markets. Mature brands have been impacted by ongoing erosion of certain brands such as Lexapro® in Japan following the entry of generic competition since the end of 2022 as well as the erosion of Deanxit® in China. The biggest markets are China, Canada, Brazil, Australia and South Korea. China and Canada constitute approximately 43% of the regional revenue.
Effects from hedging
Lundbeck hedges a significant part of the currency risk for a period of 12 – 18 months. Hedging had a negative impact of DKK 43 million in the first nine months of 2024, compared to a positive impact of DKK 44 million in the same period last year.

2.3 GROSS PROFIT

DKK million	9M 2024	9M 2023	Change (CER)	Change (DKK)	Q3 2024	Q3 2023	Change (CER)	Change (DKK)
Revenue	16,463	14,934	13%	10%	5,722	4,952	18%	16%
Cost of sales	3,159	3,277	(1%)	(4%)	1,094	1,098	1%	0%
thereof adjustments	(2)	327	101%	101%	-	67	-	-
thereof amortization of product rights	1,093	1,173	(7%)	(7%)	362	384	(6%)	(6%)
thereof depreciation/amortization	168	186	(10%)	(10%)	58	63	(8%)	(8%)
Gross profit	13,304	11,657	17%	14%	4,628	3,854	23%	20%
Gross margin (%)	80.8%	78.1%			80.9%	77.8%
Adjusted gross profit	14,563	13,343	11%	9%	5,048	4,368	18%	16%
Adjusted gross margin (%)	88.5%	89.3%			88.2%	88.2%

Cost of sales reached DKK 3,159 million, decreasing by -1% CER (-4% DKK) mainly driven by lower amortization due to fully amortized product rights of one of our products and a favorable volume and mix impact in the first nine months of 2024. Moreover, adjustments of DKK 327 million were made in the first nine months of 2023 to account for the impact of the negative effect of Vyepti® inventory obsolescence of DKK 312 million and restructuring costs of DKK 15 million due to the closure of the sterile manufacturing line in France. Excluding the effect of those extraordinary items in the first nine months of 2023, cost of sales increased +10% CER (+7% DKK) primarily driven by continued sales growth as well as higher raw materials and manufacturing costs due to inflation, offset by lower amortization costs as well as a favorable volume and mix impact in the first nine months of 2024.
Gross profit reached DKK 13,304 million, increasing by +17% CER (+14% DKK). The gross margin was 80.8% representing an increase of 2.7 percentage points. This increase was primarily driven by lower amortization costs as well as a favorable volume and mix impact, offset by higher raw material and manufacturing costs in the first nine months of 2024. Additionally, gross margin in the first nine months of 2023 was impacted by the negative effect of Vyepti® inventory obsolescence of DKK 312 million and restructuring costs of DKK 15 million due to the closure of the sterile manufacturing line in France, of which DKK 2 million was reversed during the third quarter of 2024.
Adjusted gross profit is the gross profit excluding depreciation and amortization and other adjustments linked to sales and cost of sales. The adjusted gross margin was 88.5% representing a decrease of 0.8 percentage points. This decrease is primarily driven by higher raw material and manufacturing costs in the first six months of 2024 due to inflation, partially offset by a favorable volume and mix impact.

Corporate Release No 763/2024	Page 8

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
2.4 EBIT AND ADJUSTED EBITDA

DKK million	9M 2024	9M 2023	Change (CER)	Change (DKK)	Q3 2024	Q3 2023	Change (CER)	Change (DKK)
Revenue	16,463	14,934	13%	10%	5,722	4,952	18%	16%
Gross profit	13,304	11,657	17%	14%	4,628	3,854	23%	20%
thereof adjustments	(2)	327	101%	101%	-	67	-	-
thereof depreciation/amortization	1,261	1,359	(7%)	(7%)	420	447	(6%)	(6%)
Sales and distribution costs	5,746	5,297	10%	8%	1,952	1,796	10%	9%
thereof adjustments	8	-	-	-	8	-	-	-
thereof depreciation/amortization	66	70	(3%)	(6%)	22	23	0%	(4%)
S&D ratio	34.9%	35.5%			34.1%	36.3%
Administrative expenses	1,080	915	19%	18%	342	351	(1%)	(3%)
thereof adjustments	148	69	114%	114%	(2)	69	(103%)	(103%)
thereof depreciation/amortization	15	16	(6%)	(6%)	5	6	(17%)	(17%)
Administrative expenses ratio	6.6%	6.1%			6.0%	7.1%
Research and development costs	3,385	2,481	36%	36%	1,523	816	86%	87%
thereof adjustments	547	-	-	-	547	-	-	-
thereof depreciation/amortization	60	54	11%	11%	20	18	11%	11%
R&D ratio	20.6%	16.6%			26.6%	16.5%
Total operating expenses	10,211	8,693	18%	17%	3,817	2,963	29%	29%
OPEX ratio	62.0%	58.2%			66.7%	59.8%
EBIT (profit from operations)	3,093	2,964	12%	4%	811	891	(1%)	(9%)
Depreciation/amortization	1,402	1,499	(6%)	(6%)	467	494	(5%)	(5%)
EBITDA	4,495	4,463	6%	1%	1,278	1,385	(2%)	(8%)
EBITDA margin (%)	27.3%	29.9%			22.3%	28.0%
Restructuring expenses	4	15	(73%)	(73%)	6	-	-	-
Other adjustments	697	381	83%	83%	547	136	302%	302%
Adjusted EBITDA	5,196	4,859	12%	7%	1,831	1,521	26%	20%
Adjusted EBITDA margin (%)	31.6%	32.5%			32.0%	30.7%

Total operating expenses (OPEX) reached DKK 10,211 million corresponding to an increase of +18% CER (+17% DKK). The OPEX ratio reached 62.0%, increasing by 3.8 percentage points. The increase of OPEX is primarily driven by the effect of an impairment loss of DKK 547 million due to a negative read-out of one of the MAGLi projects as well as continued R&D investments. The increase in the OPEX ratio was also impacted by higher administrative expenses mainly due to higher legal costs in the first nine months of 2024. Adjusted for the impairment loss of DKK 547 million as well as the legal provisions in 2023 and 2024, OPEX increased +11% CER (+10% DKK).
Sales and distribution costs reached DKK 5,746 million corresponding to an increase of +10% CER (+8% DKK) compared to revenue growth of +13% (CER). The S&D ratio reached 34.9%, representing a slight decrease of 0.6 percentage points. The development reflects the strong revenue growth, which offsets the continued investments in sales and promotion activities in strategic brands such as Rexulti® and Vyepti® in the U.S., including PTSD preparation for Rexulti® pending FDA review and the global roll-out of Vyepti®. Furthermore, sales and distribution costs for the first nine months of 2024 were negatively impacted by the recognition of DKK 8 million for restructuring costs.

Administrative expenses reached DKK 1,080 million increasing by +19% CER (+18% DKK). The administrative expense ratio reached 6.6%, increasing by 0.5 percentage points, primarily driven by higher legal costs mainly due to DKK 150 million of legal provisions for ongoing litigations recognized in the second quarter of 2024.

Corporate Release No 763/2024	Page 9

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
Research and development costs reached DKK 3,385 million with an R&D ratio of 20.6% increasing +36% CER (+36% DKK). Lundbeck recognized an impairment loss on part of the carrying amount of one of the MAGLi projects following a negative data read out from a phase I project in the third quarter of 2024, resulting in an impact of DKK 547 million. Adjusted for the impairment loss of DKK 547 million, R&D costs increased +14% CER (+14% DKK), mainly driven by the progression of the phase IIb dose finding trial for Lu AG09222 anti-PACAP, progress of phase III preparations for amlenetug (anti-a-synuclein mAb) as well as general higher discovery and development costs across early-stage programs during the first nine months of 2024, offset by lower Vyepti® phase IV trial costs. Further details are available in section 2.9 Lundbeck’s development portfolio.

EBIT reached DKK 3,093 million, increasing by +12% CER (+4% DKK) reflecting an improved gross profit development driven by higher gross margin and lower sales and distribution ratio, offset by increased R&D costs due to continued pipeline investments as well as the effect of the impairment loss due to the negative MAGLi read-out, followed by higher administrative expenses mainly related to DKK 150 million in legal provisions due to ongoing litigations. Furthermore, EBIT for the first nine months of 2023 was negatively affected by the recognition of a provision of DKK 312 million for Vyepti® inventory obsolescence, DKK 69 million regarding legal provisions for ongoing litigations and restructuring costs of DKK 15 million due to the closure of the sterile manufacturing line in France.
Amortization of product rights amounted to DKK 1,093 million corresponding to a decrease of -7% CER (-7% DKK). Total amortization and depreciation reached DKK 1,402 million representing a decrease of -6% CER (-6% DKK) mainly driven by a decrease in the amortization recognized in the first nine months of 2024 due to fully amortized product rights since the beginning of 2024.

Adjusted EBITDA reached DKK 5,196 million representing an increase of +12% CER (+7% DKK) reflecting the strong revenue growth driven by performance of strategic brands. The adjusted EBITDA margin was 31.6% representing a decrease of 0.9 percentage points primarily due to increased cost of sales driven by higher raw materials and manufacturing costs due to inflation, higher R&D costs and unfavorable net currency and hedging effects of DKK 185 million, negatively impacting the adjusted EBITDA margin by 0.6 percentage points, offset by OPEX ratio improvements on the strong revenue growth.

2.5 NET PROFIT AND ADJUSTED EPS

DKK million	9M 2024	9M 2023	Change (DKK)	Q3 2024	Q3 2023	Change (DKK)
EBIT (profit from operations)	3,093	2,964	4%	811	891	(9%)
Net financials, (income)/expenses	54	146	(63%)	79	8	888%
Profit before tax	3,039	2,818	8%	732	883	(17%)
Net profit	2,553	2,156	18%	777	676	15%
thereof other adjustments	701	396	77%	553	136	307%
thereof depreciation/amortization	1,402	1,499	(6%)	467	494	(5%)
thereof tax on adjustments	462	431	7%	224	143	57%
thereof tax adjustments	283	-	-	283	-	-
EPS (DKK)	2.57	2.17	18%	0.78	0.68	15%
Adjusted net profit	3,911	3,620	8%	1,290	1,163	11%
Adjusted EPS (DKK)	3.94	3.65	8%	1.30	1.17	11%

Net profit

Net financial (income)/expenses) amounted to an expense of DKK 54 million equivalent to a decrease of 63% reflecting the positive development in interest income due to underlying change in net debt/cash position offset by unfavorable currency impact.

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FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
The effective tax rate for the first nine months of 2024 was 16.0% (23.5% for the first nine months of 2023). The tax rate is positively impacted by the reversal of an uncertain tax position of DKK 283 million related to a tax audit closed in the third quarter of 2024.

Net profit reached DKK 2,553 million corresponding to a growth of 18%.
Adjusted net profit and EPS
Adjusted net profit is the net profit excluding depreciation and amortization and other adjustments, net of taxes. Adjusted net profit reached DKK 3,911 million, increasing +8%, reflecting the EBIT development, offset by lower positive net financial results.

Adjusted EPS was DKK 3.94 corresponding to an increase of +8%.

2.6 CASH FLOW AND BALANCE SHEET

DKK million	9M 2024	9M 2023	Q3 2024	Q3 2023
Profit from operations (EBIT)	3,093	2,964	811	891
Cash flows from operating activities	4,480	3,139	2,302	1,490
Cash flows from investing activities	(346)	(362)	(101)	(97)
Cash flows from operating and investing activities (free cash flow)	4,134	2,777	2,201	1,393
Cash flows from financing activities	(808)	(2,064)	(24)	(814)
Net cash flow for the period	3,326	713	2,177	579

Cash flows from operating activities amounted to an inflow of DKK 4,480 million compared to an inflow of DKK 3,139 million in the first nine months of 2023 mainly driven by a combination of a slightly higher EBIT, lower inventory build-up due to the completion of the fixed supply agreement for Vyepti® in September 2023 and short-term liabilities due to Rexulti® milestone paid-out in the first quarter of 2023, offset by higher receivables.

Lundbeck’s net cash flows from investing activities were an outflow of DKK 346 million compared to an outflow of DKK 362 million in the first nine months of 2023. The investing activities mainly include capital expenditures in property, plant and equipment as well as intangible assets.

Lundbeck’s net cash flows from financing activities were an outflow of DKK 808 million compared to an outflow of DKK 2,064 million in the first nine months of 2023 mainly related to the repayment of the revolving credit facility in 2023 offset by higher dividend paid in March 2024.

The net cash inflow reached DKK 3,326 million compared to an inflow of DKK 713 million in the first nine months of 2023.

Net debt has decreased from DKK 46 million at the end of September 2023 to net cash of DKK 3,982 million at the end of September 2024. Net debt/EBITDA ratio is -0.8x at the end of September 2024 compared to 0.0x at the end of September 2023. Interest-bearing debt was DKK 4,340 million at the end of September 2024 compared to DKK 4,294 million at the end of September 2023.

On September 30, 2024, Lundbeck’s total assets amounted to DKK 39,516 million compared to DKK 37,407 million at the end of 2023.

On September 30, 2024, Lundbeck’s equity amounted to DKK 23,836 million.

Corporate Release No 763/2024	Page 11

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
2.7 SUMMARY OF KEY DEVELOPMENTS IN THE THIRD QUARTER OF 2024
For the quarter ended September 30
DKK million	Q3 2024	Q3 2023	Change (CER)[1]	Change (DKK)
Revenue	5,722	4,952	18%	16%
Gross profit	4,628	3,854	23%	20%
Gross margin	80.9%	77.8%
Adjusted gross profit[2]	5,048	4,368	18%	16%
Adjusted gross margin	88.2%	88.2%
Sales and distribution costs	1,952	1,796	10%	9%
S&D ratio	34.1%	36.3%
Administrative expenses	342	351	(1%)	(3%)
Administrative expenses ratio	6.0%	7.1%
Research and development costs	1,523	816	86%	87%
R&D ratio	26.6%	16.5%
EBIT (profit from operations)	811	891	(1%)	(9%)
EBIT margin	14.2%	18.0%
EBITDA[3]	1,278	1,385	(2%)	(8%)
EBITDA margin	22.3%	28.0%
Adjusted EBITDA[4]	1,831	1,521	26%	20%
Adjusted EBITDA margin	32.0%	30.7%
Net financials, expenses	79	8	-	888%
Profit before tax	732	883	-	(17%)
Income taxes	(45)	207	-	122%
Effective tax rate (reported)	(6.1%)	23.5%
Net profit	777	676	-	15%
Adjusted net profit[5]	1,290	1,163	-	11%
1 Change at CER (Constant Exchange Rates) does not include effects from hedging.
2 Adjusted gross profit is the gross profit excluding depreciation and amortization and other adjustments linked to sales.
3 EBITDA refers to Earnings Before Interest, Taxes, Depreciation and Amortization, including impairment losses.
4 Adjusted EBITDA is defined as EBITDA adjusted by certain items, for details see section 4 Notes, note 4 Adjusted EBITDA.
5 Adjusted net profit is the net profit excluding depreciation and amortization and other adjustments, net of taxes.

REVENUE
Revenue reached DKK 5,722 million representing a growth of +18% CER (+16% DKK) in the third quarter of 2024. The increase in revenue is mainly driven by strong performance across the strategic brands reaching DKK 4,317 million, representing a growth of +25% CER (+25% DKK), equivalent to 75% of total revenue (see section 2.1) in the third quarter of 2024. Approximately 68% of the strategic brand growth in the third quarter of 2024 can be attributed to the strong performance of Vyepti® growing +62% CER (+63% DKK), as the continued investments in the brand leading to sustained growth in market shares and Rexulti® growing +20% CER (+21% DKK) both in the U.S. due to uptake in long-term care AADAD segment and continued uptake in MDD due to the successful Direct-to-consumer campaign.
Moreover, Brintellix®/Trintellix® revenue grew by contribution from all regions especially with a strong performance in Europe and International Operations driven by growth in market share leading to higher demand, particularly in China, Spain and Japan. Abilify LAI franchise revenue growth is driven by higher demand in all regions, aided by the launch of Abilify Asimtufii®, and favorable gross-to-net in the U.S. Mature brands decreased -5% CER (-7% DKK) due to the continued generic erosion.

GROSS PROFIT
Cost of sales decreased to DKK 1,094 million increasing by +1% CER (0% DKK) mainly driven by lower amortization due to fully amortized product rights. Moreover, the third quarter of 2023 was impacted by the negative effect of Vyepti® inventory obsolescence of DKK 67 million. Excluding the effect of this extraordinary item in the period, cost of sales increased +8% CER (+6% DKK) primarily driven by the sales growth.

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FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
In the third quarter of 2024, gross profit reached DKK 4,628 million increasing by +23% CER (+20% DKK).

The gross margin was 80.9% representing an increase of 3.1 percentage points. Adjusted gross margin was 88.2% in the third quarter of 2024, in line with the same period last year.

EBIT AND ADJUSTED EBITDA
Total operating expenses (OPEX) reached DKK 3,817 million corresponding to an increase of +29% CER (+29% DKK). The OPEX ratio increased by 6.9 percentage points primarily driven by higher R&D costs due to continued pipeline investments and the impairment loss resulting from the effect of the negative MAGLi read-out of DKK 547 million, offset by lower sales and distribution costs as well as administrative expenses.

Sales and distribution costs reached DKK 1,952 million corresponding to an increase of +10% CER (+9% DKK). The S&D ratio was 34.1% in the third quarter of 2024 representing a decrease of 2.2 percentage points.

Administrative expenses reached DKK 342 million decreasing by -1% CER (-3% DKK). The administrative expense ratio reached 6.0%, decreasing by 1.1 percentage points mainly driven by higher legal costs in the third quarter of 2023 regarding legal provisions for ongoing litigations.

Research and development costs reached DKK 1,523 million corresponding to an increase of +86% CER (+87% DKK) with an R&D ratio of 26.6%. The increase in R&D costs is mainly due to continued pipeline investments as well as the impairment loss resulting from the effect of the negative MAGLi read-out of DKK 547 million.
2.8 OUTLOOK

Financial guidance 2024
Lundbeck has raised the lower end of its full year guidance range for 2024, where revenue is now expected to grow 12% to 14% at CER, previously 11% to 14% at CER, when compared to revenue of the prior year excluding effects from hedging. Assuming the EBIT reached DKK 811 million decreasing by -1% CER (-9% DKK) reflecting an improved gross profit development driven by higher gross margin and lower sales and distribution and administrative costs ratio, offset by increased R&D costs due to continued pipeline investments as well as the impairment loss resulting from the effect of the negative MAGLi read-out.

Amortization of product rights amounted to DKK 362 million corresponding to a decrease of -6% CER (-6% DKK). Total amortization and depreciation reached DKK 467 million representing a decrease of -5% CER
(-5% DKK) mainly driven by lower product rights amortization.

Adjusted EBITDA reached DKK 1,831 million representing an increase of +26% CER (+20% DKK) reflecting the strong revenue growth driven by performance of strategic brands. The adjusted EBITDA margin was 32.0% representing an increase of 1.3 percentage points mainly due to the OPEX ratio favorability on the strong revenue growth, offset by higher R&D costs as well as unfavorable net currency and hedging effects of DKK 27 million, negatively impacting the adjusted EBITDA margin by 0.7 percentage points.

NET PROFIT AND ADJUSTED EPS
Net financial (income)/expenses reached DKK 79 million equivalent to an increase of +888% and is primarily driven by the change in currency impact.

The effective tax rate for the third quarter of 2024 was -6.1%. The tax rate is positively impacted by the reversal of an uncertain tax position of DKK 283 million related to a tax audit closed in Q3 2024.

Net profit reached DKK 777 million corresponding to an increase of +15%.

Adjusted net profit reached DKK 1,290 million, representing an increase of +11%, reflecting the strong performance across the strategic brands.

current exchange rates versus DKK, the revenue growth reported in DKK is expected to be around 3 percentage points lower than at CER. Lundbeck expects revenue growth is mainly driven by the demand of the strategic brands.

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FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
The outlook for 2024 reflects the confidence in the continuous high expectations for Rexulti® and Vyepti® volumes sold in the U.S. as well as higher Brintellix®/Trintellix® demand in Europe and Asia.

Lundbeck’s expectations for adjusted EBITDA has been raised in the lower end of its full year guidance. Adjusted EBITDA is expected to grow 17% to 20% at CER in 2024, previously 15% to 20% at CER, when compared to adjusted EBITDA of the prior year excluding effects from hedging. Assuming the current exchange rates versus DKK, the adjusted EBITDA growth reported in DKK is now expected to be around 8 percentage points lower than at CER. Lundbeck continues to expect increase in sales growth, partially offset by higher investments in R&D and sales as well as distribution due to increased Vyepti® and Rexulti® promotion activities, including PTSD preparation for Rexulti® pending FDA review.

Lundbeck has also updated the other relevant financial information related to its financial guidance for 2024 to reflect the revised guidance. R&D costs increased to DKK 4.4 to 4.6 billion to reflect the MAGLi impairment loss of DKK 547 million recognized in the third quarter of 2024. Lundbeck expects higher net financial expenses between DKK -50 and -100 million predominantly due to the depreciation of the USD in the third quarter of 2024. The negative effects from hedging are now expected between DKK -20 and -45 million compared to previously DKK -130 to -155 million. Furthermore, the effective tax rate has been updated to reflect the positive impact of the reversal of an uncertain tax position of DKK 283 million related to a tax audit closed in the third quarter of 2024. Net cash position is now projected to be a net debt position between DKK 12 and 13 billion due to the foreseen acquisition of Longboard.

Lundbeck mainly carries foreign currency risk in USD, CNY, CAD, BRL and AUD. Other relevant financial information for FY 2024 at reported rates presented below has been monitored and reviewed considering actual exchange rates for the period already incurred and the following estimated exchanges rates for the remaining period of the year: USD/DKK (6.73); CNY/DKK (0.95); CAD/DKK (5.09); BRL/DKK (1.30); AUD/DKK (4.99).

All the above expectations are based on assumptions that the global or regional macroeconomic and political environment will not significantly change business conditions for Lundbeck during 2024, including the impact of any potential material business development activities and the potential implications.

In the table below, the expectations and additional relevant information have been summarized.

Financial guidance for 2024	Previous 2024 guidance	Revised 2024 guidance
Total revenue growth at CER	11% to 14%	12% to 14%
Adjusted EBITDA growth at CER	15% to 20%	17% to 20%

Other relevant financial information for FY 2024 at reported rates
Total revenue (IFRS) growth[1]	Around 3 percentage points lower than at CER
Adjusted EBITDA growth[1]	Around 8 percentage points lower than at CER
Adjusted gross margin[2]	88% to 89%
R&D costs	DKK 4.4 to 4.6 billion
Depreciation & amortization	DKK 1.8 to 2.0 billion
Net financials, (expenses)/gains	DKK -50 to -100 million
Effects from hedging, (losses)/gains	DKK -20 to -45 million
Effective tax rate	13% to 15%
Net cash/(net debt)[3]	DKK -12 to -13 billion
1 Includes effects from hedging and exchange rate impact.
2 Adjusted gross margin is the gross margin excluding depreciation and amortization and other adjustments linked to sales.
3 Net cash/(net debt) is defined as Interest-bearing debt, cash, cash equivalents and securities, net.

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FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
Revenue at CER
DKK million	9M 2024
Total revenue (IFRS)	16,463
Effects from hedging	(43)
Total revenue (IFRS) before hedging	16,506
Effects from exchange rate	(283)
Total revenue at CER	16,789

Increase/(decrease) in total revenue	10%
Increase/(decrease) in total revenue at CER[1]	13%
1 Total revenue at CER for the period divided by total revenue (IFRS) before hedging for the comparative period.
Adjusted EBITDA at CER
DKK million	9M 2024
Adjusted EBITDA	5,196
Effects from hedging	(43)
Adjusted EBITDA before hedging	5,239
Effects from exchange rate	(142)
Adjusted EBITDA at CER	5,381

Increase/(decrease) in adjusted EBITDA	7%
Increase/(decrease) in adjusted EBITDA at CER[1]	12%
1 Adjusted EBITDA at CER for the period divided by adjusted EBITDA before hedging for the comparative period.

Mid-term targets
As part of the company’s Capital Market Event on October 23, 2024, Lundbeck adjusted its mid-term financial targets by extending the period by one year to include 2027 (compared to previously ending in 2026). Based on organic growth, the company expects revenue to show a mid-single digit compound annual growth rate (CAGR) over the mid-term period (2023 to 2027). The company revised its targeted adjusted EBITDA-margin from previously 30%-32% to now more than 30% at the end of the mid-term period in 2027, to account for the expected impact of the Longboard acquisition and excluding any business development activities.

Lundbeck plans to ensure appropriate investments in R&D and prelaunch activities for bexicaserin following the expected successful closure of the Longboard acquisition. Moreover, in accordance with the Focused Innovator strategy, Lundbeck has initiated its most significant capital reallocation program in its history to sustain the company’s growth with increased focus on innovation.
Forward-looking statements
Forward-looking statements are subject to risks, uncertainties, and inaccurate assumptions. This may cause actual results to differ materially from expectations. Various factors may affect future results, including interest rates and exchange rate fluctuations, delay or failure of development projects, production problems, unexpected contract breaches or terminations, governance-mandated or market-driven price decreases for products, introduction of competing products, Lundbeck’s ability to successfully market both new and existing products, exposure to product liability and other lawsuits, changes in reimbursement rules and governmental laws, and unexpected growth in expenses.

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FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
2.9 LUNDBECK’S DEVELOPMENT PORTFOLIO

Lundbeck is developing several new and promising medicines for the treatment of brain diseases.
The pipeline developments are summarized below.

Project	Area	Phase I	Phase II	Phase III	Filing/Launch
Hormonal / neuropeptide signaling:
Eptinezumab (anti-CGRP)[1]	Migraine prevention			SUN-studies[2]
	Cluster headache		CHRONICLE[3]	ALLEVIATE
Lu AG09222 (anti-PACAP mAb)[4]	Migraine prevention		PROCEED
Lu AG13909 (anti-ACTH mAb)[5]	Neuro-hormonal dysfunctions

Circuitry / neuronal biology:
Brexpiprazole[6]	PTSD
MAGLi program[7]	Neurology
Lu AF28996 (D1/D2 agonist)	Parkinson’s disease

Protein aggregation, folding and clearance:
Amlenetug (anti-α-synuclein mAb)	Multiple system atrophy		AMULET

Neuroinflammation / neuroimmunology:
Lu AG22515 (anti-CD40L blocker)[8]	Neurology
1 CGRP: Calcitonin gene-related peptide. 2 Two phase III clinical trials, supporting registration in Asia, including China and Japan: SUNRISE, and SUNSET trials. 3 Long-term safety study. 4 PACAP: Pituitary adenylate cyclase activating peptide. 5 Adrenocorticotropic hormone. Two phase Ib trials are currently ongoing in Congenital Adrenal Hyperplasia and Cushing’s Disease. For technical reasons, the latter has been officially categorized as a Phase II trial to adhere to local requirements in Georgia. 6 Acts as a partial agonist at 5-HT1A and dopamine D2 receptors at similar potency, and an antagonist at 5-HT2A and noradrenaline alpha1B/2C receptors. 7 Monoacylglycerol lipase inhibitor (“MAGLipase”). 8 Ph1b trial ongoing in TED (Thyroid Eye Disease).

Hormonal / neuropeptide signaling
Lu AG09222 – phase II
Lu AG09222 represents a potential new therapeutic option for the treatment of migraine, which, unlike the calcitonin gene-related peptide (CGRP) migraine treatment drug class, is a monoclonal antibody targeting pituitary adenylate cyclase-activating polypeptide (PACAP). PACAP and its receptors are broadly expressed in the nervous systems and inflammatory cells. By interfering with the PACAP signaling there is a potential to affect multiple symptoms of headache disorders.

Lundbeck has initiated the PROCEED trial, a phase IIb trial with subcutaneously administered Lu AG09222 that builds on the positive results of the HOPE trial.

PROCEED is an interventional, randomized, double-blind, parallel-group, placebo-controlled, dose-finding phase IIb trial that will be conducted in Europe, Japan and the U.S. It assesses four different doses of Lu AG09222 versus placebo, administered subcutaneously once monthly for three months. The trial is intended to establish the optimal dose for future global pivotal trials designed to confirm the efficacy and safety of Lu AG09222 as a migraine preventive treatment. PROCEED is planned to enroll approximately 498 patients and will assess the efficacy, safety and tolerability of Lu AG09222.
The target population for this trial is defined as patients diagnosed with migraine as outlined in the International Classification of Headache Disorders Third Edition (ICHD-3) and with failure to 2-4 different preventive migraine medications in the past 10 years. Study completion is expected in H2 2025.

Lu AG13909 – Phase I/II
Lu AG13909 is a first-in-class monoclonal antibody, which has the potential to offer a treatment alternative to patients suffering from conditions related to the hypothalamic-pituitary-adrenal (HPA) axis, leading to increased levels of ACTH, adrenocorticotropic hormone. By binding to ACTH with high affinity Lu AG13909B aims to reduce elevated ACTH levels potentially providing therapeutic benefits for individuals with neurohormonal dysfunctions.

Lundbeck has initiated a first-in-human trial in patients with Congenital Adrenal Hyperplasia (CAH) in December 2022, and a trial in Cushing’s disease (CD) in June 2024.

Circuitry / neuronal biology
Brexpiprazole in Post-Traumatic Stress Disorder (PTSD)
On June 25, 2024, Lundbeck announced that a supplemental new drug application (sNDA) for brexpiprazole in combination with sertraline for the treatment of adults with post-traumatic stress disorder (PTSD) was accepted and filed by the FDA, with a target date (PDUFA date) for completion of the review of February 8, 2025.

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FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
The sNDA is based on data from three randomized clinical trials evaluating the safety and efficacy of brexpiprazole in combination with sertraline in adult patients with PTSD, namely the phase II trial 061 and the two phase III trials 071 and 072.

The primary endpoint for all three trials was the change from week 1 to week 10 in the Clinician-Administered PTSD Scale (CAPS-5) total score for brexpiprazole and sertraline combination therapy versus sertraline plus placebo in patients diagnosed with PTSD according to the Diagnostic and Statistical Manual of Mental Disorders, Fifth Edition (DSM-5).

The trials were randomized, double blind, active-controlled, and Trial 061 and 071 were flexible-dose trials, while Trial 072 was a fixed-dose trial. In Trial 061 and 071, brexpiprazole in combination with sertraline was associated with a statistically significant reduction (p<0.05) in PTSD symptoms compared to sertraline plus placebo, as measured by the change in the CAPS-5 total score from week 1 to week 10 (primary endpoint). In Trial 072, while the primary endpoint was not met, reductions in PTSD symptom severity with brexpiprazole in combination with sertraline were consistent with Trials 061 and 071.

Across the three randomized trials, the combination of brexpiprazole and sertraline in adult patients with PTSD were generally well-tolerated, and no new safety observations were identified.

Brexpiprazole – phase III in adolescent patients (13-17 years old) with schizophrenia
A Type II variation to apply for pediatric schizophrenia indication (for adolescents aged 13 to 17 years old) was successfully submitted to European Medicines Agency (EMA) on June 26, 2024. The expected action date is in Q2 2025.

The submission is based on the phase III trial 331-10-234 in adolescent patients with schizophrenia (NCT03198078) which demonstrated a significant improvement for brexpiprazole compared to placebo.

In the trial, brexpiprazole was generally well tolerated, and the safety profile was similar to that observed in adult patients with schizophrenia. The trial forms part of the brexpiprazole EMA Paediatric Investigation Plan (PIP).
Aripiprazole – two-month long-acting injectable (LAI) formulation
The new two-month formulation is an innovative addition to the long-acting injectable (LAI) franchise and has patent protection until the early part of the next decade.

A supplemental New Drug Submission (sNDS) was filed with Health Canada for the treatment of schizophrenia and bipolar I disorder in the third quarter of 2022. In July 2023, Lundbeck received a drug product data-related Notice of Deficiency (NOD) from Health Canada. The NOD response was submitted by Lundbeck in Q1 2024 with anticipated Review/Issuance of Notice of Compliance (NOC) by Q1 2025.

Based on PK modelling, two supplemental New Drug Applications (sNDA) to update the Abilify Asimtufii® and Abilify Maintena® USPIs with a 1-day initiation regimen (1-IR) in addition to the currently approved initiation regimens, was accepted and filed by the FDA in August, 2024 with a target date (PDUFA date) for completion of the review of March 30, 2025 for both products. If approved, patients stabilized on oral Abilify will be able to initiate the every-two-months Abilify Asimtufii® treatment regimen in a single day by administering one injection of Abilify Maintena® 960 mg, one injection of Abilify Maintena 400 mg and a single oral dose of aripiprazole 20 mg. For Abilify Maintena®, the 1-IR consists of two separate injections of Abilify Maintena 400 mg and a single oral dose of aripiprazole 20 mg.

MAGLi program – phase I
Following a recent completion of a mechanism of action phase I trial with Lu AG06474, emanating from the acquisition of Abide Therapeutics, Inc., it has been decided to write down part of the carrying amount of this asset in the financial report for the first nine months of 2024. There is still significant potential value remaining from this acquisition, including an additional ongoing program and a unique discovery platform.

Vortioxetine – Pediatric development program in MDD in Japan
Given a large unmet medical need and no medicines approved in Japan for treatment of MDD in children, Lundbeck has decided to initiate a pediatric development program in collaboration with alliance partner Takeda.

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FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024

The phase III trial is a randomized double-blind, placebo-controlled 10-weeks study evaluating efficacy and safety of flexible dose vortioxetine (10-20mg) in MDD in adolescents 12-17 years old with First-Patient-First-Visit planned for Q4 2025.

In August, 2024, based on the development program, Lundbeck and Takeda received positive opinion from the Pharmaceutical Affairs Council Committee on Drug I (Bukai) of MHLW (Ministry of Health, Labour and Welfare), that vortioxetine was granted a two-year extension until 2029 of the re-examination period for the adult indication in MDD, meaning that vortioxetine LoE in Japan will be extended by two years. This extension is unrelated to the phase III trial outcome.

Protein aggregation, folding and clearance
amlenetug (Lu AF82422) – phase II
Amlenetug is a monoclonal antibody (mAb) targeting the pathological form of the protein alpha-synuclein that is believed to play a pivotal role in the development and progression of neurodegenerative diseases such as multiple system atrophy (MSA), Parkinson’s disease (PD), and other synucleinopathies. By targeting pathological alpha-synuclein with an antibody that will inhibit aggregation and potentially clear pathological alpha-synuclein from the brain, the project aims to demonstrate delay of disease progression and therapeutic effect on disease burden and function. A phase II randomized, double-blind, placebo-controlled exploratory proof-of-concept (PoC) trial (AMULET) testing amlenetug in MSA patients was initiated in November 2021 (NCT05104476) in the U.S. and Japan.

In January 2024, Lundbeck announced results of the AMULET PoC trial. The trial included 61 MSA patients randomized 2:1 (40 on amlenetug versus 21 on placebo) and treated for 48-72 weeks. The primary endpoint in the trial measured slowing of progression of MSA as measured by Unified Multiple System Atrophy Rating Scale (UMSARS) Total Score Part I and II, while the key secondary endpoints included Modified UMSARS Part I as well as several other clinical outcome measures and biomarkers. The  primary statistical approach consisted of a Bayesian slope analysis. While the trial did not reach statistical significance on its primary endpoint, a trend towards slowing MSA disease progression was observed in the group exposed to amlenetug compared to the placebo group, and additional signals of efficacy were observed across other clinical and biomarker endpoints. Amlenetug was generally well tolerated. Lundbeck plans to initiate a phase III study around year-end 2024.
Orphan drug designation for MSA was granted by EMA in April 2021 and SAKIGAKE pioneering drug designation was granted by the Japanese Health Authorities in March 2023. In April 2024, Lundbeck also obtained orphan drug designation for the amlenetug in MSA by the FDA.

Neuroimmunology/Neuroinflammation
Lu AG22515 – Phase Ib
Lu AG22515 is a CD40L/serum-albumin bispecific antibody-fragment that blocks the CD40L/CD40 pathway through direct neutralization of CD40L, thereby affecting adaptive and innate immune responses. Furthermore, Lu AG22515 is a promising therapeutic candidate being developed under a licensing and collaboration agreement between Lundbeck and AprilBio Co., Ltd. It is a differentiated anti-CD40L blocker fusion-protein, which exhibits high potency, an extended half-life due to its SAFA technology, and an improved safety profile. By targeting the CD40L pathway, which is involved in the activation of complex T-cell mediated autoimmune responses, Lu AG22515 represents a novel approach in the treatment landscape of TED and has potential in a range of neuro-immunological diseases.

Lundbeck has initiated a phase IB trial to assess the efficacy, safety, and tolerability of Lu AG22515 as a potential treatment for Thyroid Eye Disease, an autoimmune disease causing a debilitating, disfiguring, and potentially blinding periocular condition. The phase IB trial is planned to enroll 19 patients.

2.10 SUSTAINABILITY UPDATE

Lundbeck’s sustainability strategy aims to ensure that we mitigate our most significant sustainability risks and adverse impacts, while acting on the opportunities to make a positive impact on the environment, patients and the communities where we operate.
In this sustainability update, progress is presented for Environmental, Social and Governance matters supported by key performance metrics.

Corporate Release No 763/2024	Page 18

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
ENVIRONMENTAL PERFORMANCE

Category[1]	9M 2024	9M 2023	[2]	Change (%)
Scope 1 GHG emissions (Tonne CO₂ₑ)	16,432	15,944		3%
Scope 2 GHG emissions (Market Based) (Tonne CO₂ₑ)	3,204	2,889		11%
Scope 1+2 GHG emissions (Tonne CO₂ₑ)	19,636	18,833		4%
Energy consumption (MWh)	79,629	78,324		2%

[1]	See Lundbeck Sustainability Report 2023 for accounting policies and definitions.
[2]	All comparative figures were updated to reflect changes in estimates.

Climate Action
Lundbeck is committed to protecting the environment and believes that a healthy environment is a precondition for good health and wellbeing. Lundbeck has net-zero targets to reduce its total carbon footprint across its own operations, supply chain, and distribution.

In the first nine months of 2024, Scope 1 + 2 GHG emissions increased by 4%, compared to the first nine months of 2023. Scope 1 increased by 3%, mainly due to an increase in emissions from the U.S. car fleet, offset by a reduction in emissions from the production sites. Scope 2 emissions increased by 11% primarily due to the commencement of operation of a new production unit at the production site in Padova (Italy).

Despite the increased emissions in the first nine months of 2024, Lundbeck remains on track to meet its climate targets for Scope 1 + 2 GHG emissions, as the planned actions in the low carbon transition plan will come into effect.
Other topics
In 2022, traces of PFAS (per- and polyfluoroalkyl substances) were found at Lundbeck’s Lumsås production facility. The pollution stems from the use of fire-retardant foam containing the PFAS type PFOS (perfluorooctane sulfonate) until 2011, in compliance with national fire safety and environmental regulations at the time. Lundbeck switched to a supply of PFOS-free fire-retardant foam more than 11 years ago.

Since the pollution was detected, Lundbeck has been engaged in a close and recurring dialogue with the Danish Environmental Protection Agency (EPA) and local authorities regarding the mapping and remediation possibilities of the pollution. Lundbeck continues this close dialogue with the authorities and affected stakeholders and is also conducting additional testing to determine more precisely the extent of the pollution.

Lundbeck has received orders from the EPA requiring the installation of a pump and treat solution for subsoil water. The implementation work has been initiated, and it is estimated that the pump and treat solution will be operational in the second half of 2025.

SOCIAL PERFORMANCE

Category[1]	9M 2024	9M 2023	Change[2]
Gender balance (women % in senior management)	35.7%	36.4%	(0.7)

[1]	See Lundbeck Sustainability Report 2023 for accounting policies and definitions.
[2]	Variation in percentage points.

Diversity, Equity and Inclusion
Lundbeck is a diverse company determined to build an inclusive high-performance culture, where all employees can enrich their professional skills and career paths. We are committed to fostering a diverse workforce and an inclusive culture of belonging where everybody can thrive, be their authentic selves, and perform at their best. This includes taking action on gender equality, and Lundbeck has a target to increase the share of the underrepresented gender at senior management level year-on-year.
In the first nine months of 2024, the Gender balance in senior management decreased to 35.7% women, compared to 36.4% in the first nine months of 2023. Despite the decrease compared to the first nine months of 2023, Lundbeck increased the share by 0.4 percentage points in the third quarter of 2024 compared to the second quarter of 2024. The development is due to changes in the Executive Management and their direct reporting lines.

GOVERNANCE PERFORMANCE
Corporate Release No 763/2024	Page 19

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
Category[1]	9M 2024	9M 2023	Change (%)
Due Diligence screenings of Suppliers and Third Parties (Number)	198	150	32%

[1]	See Lundbeck Sustainability Report 2023 for accounting policies and definitions.

Responsible Business Conduct
Responsible business conduct is crucial to Lundbeck as a global pharmaceutical company. It translates into how Lundbeck upholds stakeholder integrity and minimizes the risk of financial repercussions.

The number of Due Diligence screenings conducted in the first nine months of 2024 increased by 32%, compared to the first nine months of 2023. This increase is due to continued growing awareness across the organization on the importance of ethical business conduct in the value chain.

2.11 GENERAL CORPORATE MATTERS

Pending legal proceedings
Lundbeck is involved in several legal proceedings, including patent disputes, the most significant of which are described below. Some of these involve significant amounts and are subject to considerable uncertainty. Management continuously assesses the risks associated with the legal proceedings, and their likely outcome. It is the opinion of the management that, apart from items recognized in the financial statements, the outcome of these legal proceedings and disputes are not probable or cannot be reliably estimated in terms of amount or timing. Such proceedings may, however, develop over time, and new proceedings may occur, in a way which could have a material impact on the Group’s financial position and/or cash flows.

In June 2013, Lundbeck received the European Commission’s decision that agreements concluded with four generic competitors concerning citalopram violated competition law. The decision included fining Lundbeck EUR 93.8 million (approximately DKK 700 million). Lundbeck paid and expensed the fine in the third quarter of 2013. In March 2021, the European Court of Justice rejected Lundbeck’s final appeal of the European Commission’s decision. So-called “follow-on claims” for reimbursement of alleged losses, resulting from violation of competition law, often arise when decisions and fines issued by the European Commission are upheld by the European Court of Justice. The below mentioned “follow-on claims” are ongoing or threatened. Lundbeck disagrees with all claims and intends to defend itself against them.
At the end of first quarter 2023, the UK health authorities served their claim form on Lundbeck and several generic companies, and Lundbeck filed its defense in the third quarter of 2023. The hearing on whether the claim is time-barred was held in the second quarter of 2024 and the Competition Appeal Tribunal has subsequently issued a decision in favor of the UK health authorities. Lundbeck has been granted permission to appeal the decision to the Court of Appeal and the substantive proceedings have been stayed pending appeal.

In late October 2021, Lundbeck received a writ of summons from a German health care company claiming compensation for an alleged loss of profit plus interest payments, allegedly resulting from Lundbeck’s conclusion of agreements with two of the four generic competitors, which were comprised by the EU Court of Justice ruling. Lundbeck filed its first defense in May 2022 and the parties have subsequently exchanged additional pleadings. The first instance court hearing was held in the second quarter of 2024, and Lundbeck currently expects that additional procedural steps will be taken before a first instance court ruling, likely in the first half of 2025. The first instance court ruling may be appealed, and it may take several years before a final conclusion is reached by the German courts.

In October 2024, Lundbeck received a claim form from the health authority in one of the regions (comunidades autónomas) in Spain and in November 2024 Lundbeck filed its defense.

Corporate Release No 763/2024	Page 20

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
Lundbeck has been informed about potential claims in several other European countries, however, it is still uncertain whether the potential claims will be actively pursued.

In Canada, Lundbeck is involved in two product liability class-action lawsuits relating to Cipralex®/Celexa® (one case alleging various Celexa-induced birth defects and one case against several SSRI manufacturers (incl. Lundbeck) alleging that SSRI (Celexa®/Lexapro®) induces autism birth defect), three relating to Abilify Maintena® (alleging i.a. failure to warn about compulsive behavior side effects) and one relating to Rexulti® (also alleging i.a. failure to warn about compulsive behavior side effects). Lundbeck strongly disagrees with the claims.

In 2018, Lundbeck entered into settlements with three of four generic companies involved in an Australian federal court case, in which Lundbeck was pursuing patent infringement and damages claims over the sale of escitalopram products in Australia. Lundbeck’s case against the last of the four generic companies, Sandoz Pty Ltd, went up to the High Court of Australia, who has decided that Sandoz Pty Ltd infringed Lundbeck’s escitalopram patent between 2009 and 2012. The High Court has sent the case back to the first instance court for recalculation of the damages awarded to Lundbeck in first instance which amounted to AUD 26.3 million. Lundbeck’s appeal of the Australian Patent Office’s decision to grant Sandoz a license has now been decided, and the license was substantially limited. Sandoz can still appeal the license decision to the Federal Court.
Lundbeck received a Civil Investigative Demand (“CID”) from the U.S. Department of Justice (“DOJ”) in March 2020. The CID seeks information regarding the sales, marketing, and promotion (including the promotional speaker program) of Trintellix®. Lundbeck is cooperating with the DOJ.

Otsuka and Lundbeck have received paragraph IV certifications from Sun Pharma and Apotex with respect to certain of the patents listed for Abilify Maintena® in the U.S. and commenced patent infringement proceedings against both companies. The FDA will stay approval to Sun and Apotex until 30 months from receipt of the respective paragraph IV certifications or a court decision in Sun’s and/or Apotex’ favor.

In June 2022 in the U.S., several entities created for the purpose of receiving assignment of claims from payors providing health insurance coverage pursuant to Medicare Parts C and D and Medicaid filed a complaint against Lundbeck and others. The complaint alleges that Lundbeck and the other defendants conspired to increase the unit price and quantity dispensed of Xenazine®. The case was dismissed with prejudice earlier in 2023 and is currently under appeal.

In June 2023 in the U.S., Humana Inc., an insurer, filed a complaint against Lundbeck U.S. legal entities. The complaint alleges that Lundbeck engaged in an illegal kickback scheme to increase the sales and sale price of Lundbeck’s Xenazine®. The complaint alleges that Lundbeck’s activities targeted Humana Inc. and other private Medicare insurers who were forced to bear the costs of the alleged illegally subsidized drug sales. Lundbeck denies the allegations in the complaint and intends to defend itself.

Corporate Release No 763/2024	Page 21

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
STATEMENT OF THE BOARD OF DIRECTORS AND THE REGISTERED EXECUTIVE MANAGEMENT
The Board of Directors and the Registered Executive Management have discussed and adopted the financial report of H. Lundbeck A/S for the period January 1 to September 30, 2024. The financial report is presented in accordance with IAS 34 Interim Financial Reporting, as adopted by the EU and additional Danish disclosure requirements for interim financial reports of listed companies.

We consider the accounting policies applied to be appropriate. Accordingly, the financial report gives a true and fair view of the Group’s assets, liabilities and financial position as of September 30, 2024, and of the results of the Group’s operations and cash flows for the period, which ended on September 30, 2024.

In our opinion, the Management’s Review (pages 5-21) gives a true and fair view of activity developments, the Group’s general financial position and the results for the period. It also gives a fair view of the significant risks and uncertainty factors that may affect the Group relative to the disclosures in the Annual Report 2023.

The financial report has not been subject to audit or reviewed by the company’s independent auditors.

Valby, November 13, 2024

Registered Executive Management

Charl Gerhard Van Zyl	Lars Bang	Joerg Hornstein	Per Johan Luthman
President and CEO	Executive Vice President,	Executive Vice President,	Executive Vice President,
	Product Development & Supply	CFO	Research & Development

Board of Directors

Lars Søren Rasmussen	Lene Skole-Sørensen	Santiago Arroyo	Jeffrey Berkowitz
Chair of the Board	Deputy Chair of the Board

Lars Erik Holmqvist	Jakob Riis	Ilse Dorothea Wenzel	Camilla Gram Andersson
Employee representative

Hossein Armandi	Dorte Clausen	Lasse Skibsbye
Employee representative	Employee representative	Employee representative

Corporate Release No 763/2024	Page 22

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
3 CONDENSED FINANCIAL STATEMENTS

CONDENSED STATEMENT OF PROFIT OR LOSS

DKK million	9M 2024	9M 2023	Q3 2024	Q3 2023
Revenue	16,463	14,934	5,722	4,952
Cost of sales	3,159	3,277	1,094	1,098
Gross profit	13,304	11,657	4,628	3,854

Sales and distribution costs	5,746	5,297	1,952	1,796
Administrative expenses	1,080	915	342	351
Research and development costs	3,385	2,481	1,523	816
Profit from operations (EBIT)	3,093	2,964	811	891

Net financials, (income)/expenses	54	146	79	8
Profit before tax	3,039	2,818	732	883

Tax on profit for the period	486	662	(45)	207
Profit for the period	2,553	2,156	777	676

Earnings per share, basic (EPS) (DKK)	2.57	2.17	0.78	0.68
Earnings per share, diluted (DEPS) (DKK)	2.57	2.17	0.78	0.68

STATEMENT OF COMPREHENSIVE INCOME

DKK million	9M 2024	9M 2023	Q3 2024	Q3 2023
Profit for the period	2,553	2,156	777	676
Actuarial gains/losses	-	-	-	-
Tax	-	-	-	-
Items that will not be reclassified subsequently to profit or loss	-	-	-	-

Exchange rate gains/losses on investments in foreign subsidiaries	(105)	182	(447)	307
Exchange rate gains/losses on additions to net investments in foreign subsidiaries	(29)	(86)	35	(46)
Hedging of net investments in foreign subsidiaries	-	17	-	-
Deferred gains/losses on cash flow hedge, exchange rate	57	(91)	302	(214)
Deferred gains/losses on cash flow hedge, interest rate	-	(21)	-	(5)
Deferred gains/losses on cash flow hedge, price	(14)	(58)	1	(17)
Exchange gains/losses, hedging (transferred to the hedged items)	43	(44)	8	(50)
Tax	(13)	63	(77)	74
Items that may be reclassified subsequently to profit or loss	(61)	(38)	(178)	49

Other comprehensive income	(61)	(38)	(178)	49
Comprehensive income	2,492	2,118	599	725

Corporate Release No 763/2024	Page 23

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
CONDENSED STATEMENT OF FINANCIAL POSITION

DKK million	30.09.2024	31.12.2023
Assets
Intangible assets	18,929	20,692
Property, plant and equipment	2,589	2,499
Right-of-use assets	418	382
Other financial assets	87	99
Other receivables	244	208
Deferred tax assets	251	238
Non-current assets	22,518	24,118

Inventories	4,354	4,427
Receivables	4,322	3,852
Cash and cash equivalents	8,322	5,010
Current assets	16,998	13,289

Assets	39,516	37,407

Equity and liabilities
Share capital	996	996
Foreign currency translation reserve	981	1,109
Hedging reserve	130	63
Retained earnings	21,729	19,877
Equity	23,836	22,045

Retirement benefit obligations	220	216
Deferred tax liabilities	2,524	2,283
Provisions	596	388
Bank debt and bond debt	3,718	3,714
Lease liabilities	393	351
Other payables	454	420
Non-current liabilities	7,905	7,372

Retirement benefit obligations	1	1
Provisions	1,065	934
Trade payables	4,262	4,410
Lease liabilities	77	86
Income taxes payable	450	571
Other payables	1,920	1,988
Current liabilities	7,775	7,990

Liabilities	15,680	15,362

Equity and liabilities	39,516	37,407

Corporate Release No 763/2024	Page 24

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
STATEMENT OF CHANGES IN EQUITY

DKK million	Share capital	Foreign currency translation reserve	Hedging reserve	Retained earnings	Total equity
Equity at January 1, 2024	996	1,109	63	19,877	22,045

Profit for the period	-	-	-	2,553	2,553
Other comprehensive income	-	(128)	67	-	(61)
Comprehensive income	-	(128)	67	2,553	2,492

Distributed dividends, gross	-	-	-	(697)	(697)
Dividends received, treasury shares	-	-	-	3	3
Buyback of treasury shares	-	-	-	(46)	(46)
Incentive programs	-	-	-	31	31
Tax on other transactions in equity	-	-	-	8	8
Other transactions	-	-	-	(701)	(701)

Equity at September 30, 2024	996	981	130	21,729	23,836

DKK million	Share capital	Foreign currency translation reserve	Hedging reserve	Retained earnings	Total equity
Equity at January 1, 2023	996	1,438	156	18,189	20,779

Profit for the period	-	-	-	2,156	2,156
Other comprehensive income	-	128	(166)	-	(38)
Comprehensive income	-	128	(166)	2,156	2,118

Distribution of dividends, gross	-	-	-	(578)	(578)
Dividends received, treasury shares	-	-	-	2	2
Buyback of treasury shares	-	-	-	(43)	(43)
Incentive programs	-	-	-	26	26
Tax on other transactions in equity	-	-	-	1	1
Other transactions	-	-	-	(592)	(592)

Equity at September 30, 2023	996	1,566	(10)	19,753	22,305

Corporate Release No 763/2024	Page 25

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
CONDENSED STATEMENT OF CASH FLOWS

DKK million	9M 2024	9M 2023	Q3 2024	Q3 2023
Profit from operations (EBIT)	3,093	2,964	811	891

Adjustments for non-cash items	2,324	1,888	1,000	520
Change in working capital	(559)	(1,311)	613	170
Cash flows from operations before financial receipts and payments	4,858	3,541	2,424	1,581

Financial receipts and payments	17	(93)	(20)	(8)
Cash flows from ordinary activities	4,875	3,448	2,404	1,573

Income taxes paid	(395)	(309)	(102)	(83)
Cash flows from operating activities	4,480	3,139	2,302	1,490

Purchase and sale of intangible assets and property, plant and equipment	(346)	(362)	(101)	(97)
Cash flows from investing activities	(346)	(362)	(101)	(97)

Cash flows from operating and investing activities (free cash flow)	4,134	2,777	2,201	1,393

Repayment of bank loans and borrowings	-	(1,377)	-	(789)
Dividends paid in the financial year, net	(694)	(576)	-	-
Other financing activities	(114)	(111)	(24)	(25)
Cash flows from financing activities	(808)	(2,064)	(24)	(814)

Net cash flow for the period	3,326	713	2,177	579

Cash and cash equivalents at beginning of period	5,010	3,548	6,153	3,663
Unrealized exchange gains/losses on cash and bank balances	(14)	(13)	(8)	6
Net cash flow for the period	3,326	713	2,177	579
Cash and cash equivalents at end of period	8,322	4,248	8,322	4,248

Interest-bearing debt, cash, cash equivalents and securities, net, is composed as follows:
Cash and cash equivalents	8,322	4,248	8,322	4,248
Interest-bearing debt	(4,340)	(4,294)	(4,340)	(4,294)
Net cash/(net debt)	3,982	(46)	3,982	(46)

Corporate Release No 763/2024	Page 26

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
STATEMENT OF PROFIT OR LOSS – ADJUSTED EBITDA RECONCILIATION (9M AND Q3)

	9M 2024		9M 2023
DKK million	Reported	Adjusted	Reported	Adjusted
Revenue	16,463	16,463	14,934	14,934
Cost of sales	3,159	1,900	3,277	1,591
Gross profit	13,304	14,563	11,657	13,343

Sales and distribution costs	5,746	5,672	5,297	5,227
Administrative expenses	1,080	917	915	830
Research and development costs	3,385	2,778	2,481	2,427

Profit from operations (EBIT)	3,093	-	2,964	-
Depreciation/amortization	1,402	-	1,499	-
EBITDA	4,495	5,196	4,463	4,859
EBITDA margin	27.3%	31.6%	29.9%	32.5%
Adjustments to EBITDA
Integration costs	-	-	-	-
Restructuring expenses	4	-	15	-
Gains/losses on divestment of businesses	-	-	-	-
Acquisition expenses	-	-	-	-
Other adjustments	697	-	381	-
Adjusted EBITDA	5,196	5,196	4,859	4,859
Adjusted EBITDA margin	31.6%	31.6%	32.5%	32.5%

	Q3 2024		Q3 2023
DKK million	Reported	Adjusted	Reported	Adjusted
Revenue	5,722	5,722	4,952	4,952
Cost of sales	1,094	674	1,098	584
Gross profit	4,628	5,048	3,854	4,368

Sales and distribution costs	1,952	1,922	1,796	1,773
Administrative expenses	342	339	351	276
Research and development costs	1,523	956	816	798

Profit from operations (EBIT)	811	-	891	-
Depreciation/amortization	467	-	494	-
EBITDA	1,278	1,831	1,385	1,521
EBITDA margin	22.3%	32.0%	28.0%	30.7%
Adjustments to EBITDA
Integration costs	-	-	-	-
Restructuring expenses	6	-	-	-
Gains/losses on divestment of businesses	-	-	-	-
Acquisition expenses	-	-	-	-
Other adjustments	547	-	136	-
Adjusted EBITDA	1,831	1,831	1,521	1,521
Adjusted EBITDA margin	32.0%	32.0%	30.7%	30.7%

Corporate Release No 763/2024	Page 27

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
4 NOTES

4.1 BASIS OF PREPARATION
The interim condensed consolidated financial statements for the first nine months ended September 30, 2024, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the EU and additional Danish disclosure requirements for interim financial reporting of listed companies. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements at December 31, 2023, published February 7, 2024. The accounting policies, judgements and significant estimates are consistent with those applied in the Annual Report 2023.

Further IAS 34 disclosure requirements for interim financial reporting are included in section 2, Business Performance. For disclosures regarding revenue and segment information see section 2.1 Revenue by product and section 2.2 Revenue by geographical area, for disclosures regarding inventory obsolescence see section 2.4 EBIT and adjusted EBITDA and for disclosures regarding pending legal proceedings (contingent liabilities) see section 2.11 General corporate matters.

A number of new amendments came into effect from January 1, 2024. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards.

4.2 FAIR VALUE MEASUREMENT

Financial assets and financial liabilities measured or disclosed at fair value

DKK million
September 30, 2024	Level 1	Level 2	Level 3
Financial assets
Other financial assets[1]	33	-	28
Derivatives[1]	-	166	35
Total	33	166	63

Financial liabilities
Contingent consideration[1]	-	-	367
Derivatives[1]	-	33	-
Bond debt²	3,496	-	-
Total	3,496	33	367

[1]	Measured at fair value
[2]	Disclosed at fair value

The fair value of listed securities is based on publicly quoted prices of the invested assets. The fair value of derivatives is calculated by applying recognized measurement techniques, whereby assumptions are based on the market conditions prevailing at the balance sheet date. The fair value of contingent consideration is calculated as the discounted cash outflows (DCF method) from future milestone payments, taking probability of success into consideration. The fair value of other financial assets is calculated through the financial performance of the market inputs (i.e. interest swap rates) and other market conditions prevailing at the balance sheet date.

4.3 IMPAIRMENT LOSS
An impairment loss of DKK 547 million was recognized, as a result of the negative read-out, related to a Compound of MAGLi family (Lu AG06474 and Lu AG12947), that were acquired in 2019 through a business combination. Management has decided to close development of molecule Lu AG06474 after readout results did not support additional studies, resulting in the individual asset being fully impaired. No impact is expected for Lu AG12947.

The value of the family of compounds recognized as product rights prior to impairment was DKK 1,871 million. As of 30 September 2024, the remaining gross carrying amount is 1,324 million, exclusively related to Lu AG12947. Impairment expenses are presented as research and development costs on the statement of profit or loss.

Corporate Release No 763/2024	Page 28

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
These impairments were calculated using value in use models, no changes in methodology occurred compared to 31 December 2023.

4.4 ADJUSTED EBITDA
For the financial guidance 2024 and going forward, Lundbeck will focus on revenue and adjusted EBITDA at constant exchange rates (CER), instead of revenue and adjusted EBITDA at reported rates, to provide a more focused view of the underlying operational performance.

Adjusted EBITDA provides an improved and more consistent indicator, measuring the underlying operational profitability. Adjusted EBITDA enables a better understanding of the underlying operational performance, as the operating result is adjusted to exclude depreciation and amortization, impairment losses and reversals of impairment losses, as well as adjustments restricted to the following categories:

•	Integration expenses,

•	Restructuring expenses,

•	Gains/losses on divestment of businesses,

•	Acquisition expenses,

•	Other adjustments.

Adjusted EBITDA, adjusted gross profit and adjusted EPS are non-IFRS performance measures.

Corporate Release No 763/2024	Page 29

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
FINANCIAL CALENDAR 2025

February 5, 2025:	Corporate release for the full year 2024
February 5, 2025:	Annual Report 2024
February 11, 2025:	Deadline for the company’s receipts of shareholder proposals for the Annual General Meeting
March 26, 2025:	Lundbeck Annual General Meeting
March 31, 2025:	Dividends for 2024 at the disposal of shareholders (if proposed/approved)
May 14, 2025:	Financial statements for the first three months of 2025
August 20, 2025:	Financial statements for the first six months of 2025
November 12, 2025:	Financial statements for the first nine months of 2025

Lundbeck contacts
Investors:	Media:

Palle Holm Olesen	Thomas Mikkel Mortensen
Vice President, Investor Relations	Media Relations Lead
PALO@lundbeck.com	THMR@lundbeck.com
+45 30 83 24 26	+45 30 83 30 24

About H. Lundbeck A/S
Lundbeck is a biopharmaceutical company focused exclusively on brain health. With more than 70 years of experience in neuroscience, we are committed to improving the lives of people with neurological and psychiatric diseases.

Brain disorders affect a large part of the world’s population, and the effects are felt throughout society. With the rapidly improving understanding of the biology of the brain, we hold ourselves accountable for advancing brain health by curiously exploring new opportunities for treatments.

As a focused innovator, we strive for our research and development programs to tackle some of the most complex neurological challenges. We develop transformative medicines targeting people for whom there are few or no treatments available, expanding into neuro-specialty and neuro-rare from our strong legacy within psychiatry and neurology.

We are committed to fighting stigma and we act to improve health equity. We strive to create long term value for our shareholders by making a positive contribution to patients, their families and society as a whole.

Lundbeck has approximately 5,500 employees in more than 50 countries and our products are available in more than 80 countries. For additional information, we encourage you to visit our corporate site www.lundbeck.com and connect with us via LinkedIn.

Corporate Release No 763/2024	Page 30

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS
This corporate release is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Longboard common stock have been made pursuant to a tender offer statement on Schedule TO, containing an offer to purchase and related materials, filed by Lundbeck with the U.S. Securities and Exchange Commission (the SEC) on October 30, 2024. Longboard filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer with the SEC on October 30, 2024. Investors and Longboard’s stockholders are strongly advised to read the tender offer materials carefully (including the offer to purchase, the related letter of transmittal and certain other offer documents) and any amendments thereto from time to time, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, and any other documents filed with the SEC, because they contain important information about such tender offer that Longboard’s stockholders should consider prior to making any decision regarding tendering their shares. All of these materials (and all other materials filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Lundbeck and when available may be obtained by directing a request to the Information Agent for the tender offer named in the Schedule TO. Copies of the documents filed with the SEC by Longboard will be made available free of charge on Longboard’s internet website at https://ir.longboardpharma.com/financial-information/sec-filings or by contacting Longboard’s investor relations contact at IR@LongboardPharma.com.

In addition to the offer to purchase, the related letter of transmittal and certain other tender offer documents filed by Lundbeck, as well as the solicitation/recommendation statement filed by Longboard, Longboard will also file annual, quarterly and current reports with the SEC. You may read and copy any reports or other information filed by Lundbeck or Longboard at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Longboard’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Safe Harbor/Forward-Looking Statements
This corporate release contains forward-looking statements that provide our expectations or forecasts of future events such as new product introductions, product approvals and financial performance. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe", "anticipate", "expect", "estimate", "intend", "plan", "project", "will be", "will continue", "will result", "could", "may", "might", or any variations of such words or other words with similar meanings. All statements other than statements of historical facts included in this corporate release, including, without limitation, those regarding Lundbeck and Longboard’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Lundbeck and Longboard's products), are forward-looking statements.

Corporate Release No 763/2024	Page 31

FINANCIAL REPORT FOR THE PERIOD JANUARY 1 TO SEPTEMBER 30, 2024
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Lundbeck and Longboard's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that may affect future results include, among others, interest rate and currency exchange rate fluctuations; delay or failure of development projects, production or distribution problems; unexpected contract breaches or terminations; government-mandated or market-driven price decreases for Lundbeck's products; introduction of competing products; Lundbeck's ability to successfully market both new and existing products; exposure to product liability and other lawsuits; changes in reimbursement rules and governmental laws and related interpretation thereof; and unexpected growth in costs and expenses. Additional risks and uncertainties include, but are not limited to, risks related to Lundbeck’s ability to complete the transaction on the proposed terms and schedule; whether the tender offer conditions will be satisfied; whether sufficient stockholders of Longboard tender their shares in the transaction; the outcome of legal proceedings that may be instituted against Longboard and/or others relating to the transaction; the failure to receive (or delay in receiving) the required regulatory approvals relating to the transaction; the possibility that competing offers will be made; risks associated with acquisitions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the transaction will not occur; risks related to future opportunities and plans for Longboard and its products, including uncertainty of the expected financial performance of Longboard and its products; disruption from the proposed transaction, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; the occurrence of any event, change or other circumstance that could give rise to the termination of the acquisition agreement; and other uncertainties pertaining to the business of Longboard, including those detailed in Longboard’s public filings with the SEC from time to time, including Longboard’s most recent Annual Report on Form 10-K for the year ended December 31, 2023 and its subsequent Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The forward-looking statements in this corporate release and any oral presentations speak only as at the date of this corporate release. Longboard and Lundbeck disclaim any intent or obligation to update or revise these forward-looking statements, or to confirm such statements to reflect subsequent events or circumstances after the date of the company release or in relation to actual results, other than as may be required under applicable law or applicable stock exchange regulations.

Certain assumptions made by Lundbeck are required by Danish Securities Law for full disclosure of material corporate information. Some assumptions, including assumptions relating to sales associated with products that are prescribed for unapproved uses, are made considering past performances of other similar drugs for similar disease states or past performance of the same drug in other regions where the product is currently marketed. It is important to note that although physicians may, as part of their freedom to practice medicine in the U.S., prescribe approved drugs for any use they deem appropriate, including unapproved uses, at Lundbeck, promotion of unapproved uses is strictly prohibited.

Corporate Release No 763/2024	Page 32